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                                                               Exhibit 5(c)(iii)


                                GLOBAL MANAGERS TRUST
                                 MANAGEMENT AGREEMENT

                                     SCHEDULE B


              Compensation pursuant to Paragraph 3 of the Global Managers Trust Management Agreement shall be calculated in accordance with the following schedules:

     Neuberger & Berman International Portfolio

     0.85% of the first $250 million of average daily net assets 0.825% of the next $250 million of average daily net assets 0.80% of the next $250 million of average daily net assets 0.775% of the next $250 million of average daily net assets 0.75% of the next $500 million of average daily net assets 0.725% of average daily net assets in excess of $1.5 billion










     Dated:  November 1, 1995
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